MFUSION CORP.

This agreement is made on April 4, 2019 between Mfusion Corp (“the lender”) and Acqusalut Inc. (“the borrower”) for the lender to lend $10,000 to the borrower as a convertible note with Acqusalut Inc. giving the lender the option to convert this $10,000 to 100,000 Class A Common Stock of Acqusalut at $0.10 per share within six year from April 4, 2019.

Also as part of the consideration, Acqusalut Inc. has granted 1,000,000 shares of Acqusalut Inc. to Mfusion Corp at its par value of $0.0001 per share for a total value of $100.00 that Mfusion paid to Acqusalut Inc. on April 4, 2019.

/s/ I Andrew Weeraratne

/s/I. Andrew Weeraratne

Chief Executive Officer

Chief Executive Officer

Mfusion Corp.

Acqusalut Inc.